UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4*)

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Bayou Well Holdings Company, LLC

1310 W. Sam Houston Pkwy N.

Houston, Texas 77043

(713) 463-1504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1	Name of Reporting Persons Bayou Well Holdings Company, LLC 45-2639123
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,614,107
	8	Shared Voting Power 10,267,586*
	9	Sole Dispositive Power 2,614,107
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,267,586
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 41.21%**
14	Type of Reporting Person OO

*

Consists of (a) 7,654,479 shares of Class A Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) controlled by the CSL Entities (as defined in Item 5, below) and (b) 2,614,107 shares of Class A Common Stock owned by Bayou. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**	Based on a total of 24,912,191 shares of Class A Common Stock reported as issued on a fully diluted basis as of October 22, 2021.

CUSIP No. 75282U 104

1	Name of Reporting Persons Richard E. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 147,671
	8	Shared Voting Power 10,267,586*
	9	Sole Dispositive Power 137,931
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,415,257
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 41.81%**
14	Type of Reporting Person IN

*

Consists of (a) 7,654,479shares of Class A Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) controlled by CSL Entities and (b) 2,614,107 shares of Class A Common Stock owned by Bayou. . See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**	Based on a total of 24,912,191 shares of Class A Common Stock reported as issued on a fully diluted basis as of October 22, 2021.

CUSIP No. 75282U 104

1	Name of Reporting Persons Brett T. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,326
	8	Shared Voting Power 10,267,586*
	9	Sole Dispositive Power 43,496
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,320,912
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 41.43%**
14	Type of Reporting Person IN

*

Consists of (a) 7,654,479 shares of Class A Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) controlled by CSL Entities and (b) 2,614,107 shares of Class A Common Stock owned by Bayou. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**	Based on a total of 24,912,191 shares of Class A Common Stock reported as issued on a fully diluted basis as of October 22, 2021.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D, as amended through Amendment No. 3 dated November 12, 2021 filed jointly by Bayou Well Holdings Company, LLC (“Bayou”), Richard E. Agee and Brett T. Agee (collectively, the “Reporting Persons”) (as amended, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D, as amended to date. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

As of February 17, 2022, the board of Directors of the Company acknowledged the transfer of 2,161,107 shares of Class A Common Stock from Ranger Energy Holdings, LLC (“REH”) to Bayou, in connection with distribution in dissolution to Bayou as a member of REH. As a result, Bayou directly holds an additional 2,161,107, formerly reported as an indirect ownership of Bayou as member of REH. In addition to the dissolution and distribution by REH, Ranger Energy Holdings II, LLC was dissolved, and its assets distributed, which resulted in the termination of Bayou’s rights to approve certain distributions of those assets. Therefore, Bayou no longer reports any shares of stock as “Shared Dispositive Power.”

This Amendment updates the type of ownership of shares of Class A Common Stock of the Company by the Reporting Persons from the date of the Third Amendment. Notwithstanding, the Reporting Persons affirm that there can be no assurance that no further discussions will occur among or between Bayou, the Issuer or other shareholders with respect to future transactions. Each Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4. Furthermore, except as may be required by law, the Reporting Persons do not intend to disclose developments with respect to the foregoing. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 5. Item 5 of the Schedule 13D is hereby amended and replaced by the following:

A)        Bayou Well Holdings Company, LLC

As of the date hereof, Bayou may be deemed the beneficial owner of a total of 10,267,586 shares of Class A Common Stock, constituting approximately 41.21% of the issued and outstanding shares of Class A Common Stock at October 22, 2021, on a fully diluted basis, consisting of the following:

1.

With respect to the disclosure of sole dispositive power, 2,614,107 shares of issued and outstanding Class A Common Stock are held directly by Bayou, which is owned 50% by R. Agee and 50% by B. Agee, and managed by them equally;

2.

7,654,479 shares of issued and outstanding Class A Common Stock held by Charles S. Leykum, CSL Energy Opportunity GP I, LLC, CSL Energy Opportunity GP II, LL, CSL Energy Holdings I, LLC, CSL Energy Holdings II, LLC, CSL Energy Opportunities Fund I, L.P., CSL Energy Opportunities Fund II, L.P. and CSL Energy Opportunities Master Fund, LLC (the “CSL Entities”), in various amounts that add to the total reported above. Pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of three (3) Directors of the Issuer as designated by the representatives of the CSL Entities. There is no longer an obligation of any CSL Entity to vote for any representative of Bayou to be elected to the Board.

The calculated percentage interest is based on a combined total of 24,912,191 shares of Class A Common Stock, on a fully diluted basis, as reported as of October 22, 2021.

1.	Sole power to vote or direct vote: 2,614,107

2.	Shared power to vote or direct vote: 10,267,586

3.	Sole power to dispose or direct the disposition: 2,614,107

4.	Shared power to dispose or direct the disposition: 0

(B) Richard E. Agee

As of the date hereof, R. Agee may be deemed the beneficial owner of a total of 10,415,257 shares of Class A Common Stock, constituting approximately 41.81% of the issued and outstanding shares of Class A Common Stock at October 22, 2021, on a fully diluted basis, consisting of the following:

1.

With respect to Sole Voting Power, 147,671 shares of issued and outstanding Class A Common Stock are held by R. Agee, that includes 137,931 shared of Class A Common Stock for which he has Sole Voting and Dispositive Power and 9,740 shares of Class A Common Stock issued as Restricted Stock Awards that have not vested, but for which R. Agee has the right to vote;

2.

With respect to the Shared Voting Power, the amount includes 2,614,107shares of issued and outstanding Class A Common Stock, held by Bayou, a total of 7,654,479 Shares of Class A Common Stock controlled by the CSL Entities, and the 147,671 owned or controlled by Mr. Agee. Bayou is owned 50% by R. Agee and 50% by B. Agee, and managed by them equally.

The calculated percentage interest is based on a combined total of 24,912,191 shares of Class A Common Stock, on a fully diluted basis, as reported as of October 22, 2021.

1.	Sole power to vote or direct vote: 147,671

2.	Shared power to vote or direct vote: 10,267,586

3.	Sole power to dispose or direct the disposition: 137,931

4.	Shared power to dispose or direct the disposition: 0

(C) Brett T. Agee

As of the date hereof, Brett T. Agee may be deemed the beneficial owner of 10,320,822 shares of Class A Common Stock, constituting approximately 41.43% of the issued and outstanding shares of Class A Common Stock at October 22, 2021, on a fully diluted basis, consisting of the following:

1.

With respect to Sole Voting Power, 53,326 shares of issued and outstanding Class A Common Stock, that includes 43,496 held directly by B. Agee, for which he has Sole Voting and Dispositive Power and 9,740 Shares of Class A Common Stock held as RSAs, which permit him to vote, but not to sell, by B. Agee;

2.

With respect to the Shared Voting Power, the amount includes 2,614,107 shares of issued and outstanding Class A Common Stock, held by Bayou, and a total of 7,654,479 Shares of Class A Common Stock and RSAs held by the CSL Entities, and 53,326 Shares of Class A Common Stock owned or controlled by B. Agee. Bayou is owned 50% by R. Agee and 50% by B. Agee, and managed by them equally.

The calculated percentage interest is based on a combined total of 24,912,191 shares of Class A Common Stock, on a fully diluted basis, as reported as of October 22, 2021.

1.	Sole power to vote or direct vote: 53,326

2.	Shared power to vote or direct vote: 10,267,586

3.	Sole power to dispose or direct the disposition: 43,496

4.	Shared power to dispose or direct the disposition: 0

Item 7. Material to Be Filed as Exhibits: None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2022

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name: Brett T. Agee
Title: President and Chief Executive Officer

Richard E. Agee

/s/ Richard E. Agee
Richard E. Agee

Brett T. Agee

/s/ Brett T. Agee
Brett T. Agee